PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune, Aker and Schiff Agree to Stay of Litigation during Patent Re-examination Proceedings

LAVAL, Quebec, Feb 02, 2012 Neptune Technologies and Bioressources Inc. (Nasdaq: NEPT) (TSX: NTB) announces that, pursuant to an agreement by the parties in the patent infringement litigation initiated by Neptune in the U.S. District Court in Delaware, the court has ordered a stay of the litigation until the U.S. Patent and Trademark Office (“USPTO”) concludes its inter partes re-examination of the Neptune patent at issue in the case, U.S. Patent No. 8,030,348 (“’348 patent”).

During a January 17, 2012 webcast, Neptune advised that the defendants in the litigation – Aker Biomarine ASA, Aker Biomarine Antartic USA, Inc., and Schiff Nutrition International, Inc. – would likely file a motion to stay the litigation in view of the re-examination proceedings. On January 18, 2012, the defendants did, in fact, file in the Delaware court a motion to stay the litigation until the final conclusion of the re-examination process, including potential appeals to the Board of Patent Appeals and Interferences, the U.S. Court of Appeals for the Federal Circuit, and the U.S. Supreme Court. The agreement reached by the parties, which the Delaware court today approved, limits the stay period to the conclusion of the re-examination process before the USPTO.

‘‘During the stay period and the re-examination process, the ‘348 patent, which discloses and claims novel omega 3 phospholipid compositions suitable for human consumption, remains valid and enforceable. Neptune is confident that at the end of the re-examination process, the validity of the claims of the ‘348 patent will be reconfirmed’’ said André Godin, Neptune’s Chief Financial Officer.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Dave Burwell
André Godin, CFO	(888) 221-0915
+1.450.687.2262	dave@howardgroupinc.com
a.godin@neptunebiotech.com	www.howardgroupinc.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.